SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C.  20549

               FORM 12b-25

     NOTIFICATION OF LATE FILING


X    Form 10-QSB

For Period Ended: September 30, 1996
X    Transition Report on Form 10-QSB

PART I - REGISTRANT INFORMATION

Commission file number 33-25402-A

LANIER BANKSHARES, INC.
(Full Name of Registrant)

854 WASHINGTON STREET
GAINESVILLE, GA 30501
(Address of Principal Executive Offices)

PART II - RULES 12b-25(b) and(c)

(b) The subject quarterly report of transition report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

PART III - NARRATIVE

The delay in the filing of the 10-QSB for period ending 9/30/96 has been attributable to hardware failure on the PC equipment which the Edgar Software was installed. Additionally, the accounting firm which prepared this report changed the software format since the previous quarterly filing.


PART IV - OTHER INFORMATION

(1) Name and phone no. of person to contact in regard to this notification

     Karen Chenoweth          770-536-2265

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
registrant was required to file such report(s) been filed?   X Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? X No


          LANIER BANKSHARES, INC.
     (Name of Registrant as Specified in Charter)


Date:   November 14, 1996          By:  Jeffrey D. Hunt
                              Senior Vice President, Operations
                              (Principal Financial and Accounting
                              Officer)